UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission File Number: 001-31221

Total number of pages: 15

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: February 5, 2013	By:	/S/ MUTSUO YAMAMOTO
Mutsuo Yamamoto
Head of Investor Relations

Information furnished in this form:

1.	Report filed on February 5, 2013 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Law of Japan

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

MARCH 31, 2012 and DECEMBER 31, 2012

	Millions of yen
	March 31, 2012	December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	¥522,078	¥340,417
Short-term investments	371,504	151,409
Accounts receivable	963,001	279,447
Receivables held for sale	—	579,479
Credit card receivables	189,163	202,590
Allowance for doubtful accounts	(23,550)	(20,666)
Other receivables	47,014	348,380
Inventories	146,563	212,400
Deferred tax assets	76,858	59,411
Prepaid expenses and other current assets	65,630	86,624

Total current assets	2,358,261	2,239,491

Property, plant and equipment:
Wireless telecommunications equipment	5,700,951	5,375,527
Buildings and structures	867,553	876,623
Tools, furniture and fixtures	520,469	530,139
Land	199,802	199,846
Construction in progress	133,068	154,832
Accumulated depreciation and amortization	(4,885,546)	(4,575,896)

Total property, plant and equipment, net	2,536,297	2,561,071

Non-current investments and other assets:
Investments in affiliates	480,111	344,030
Marketable securities and other investments	128,389	313,137
Intangible assets, net	680,831	680,538
Goodwill	204,890	222,476
Other assets	255,747	417,261
Deferred tax assets	303,556	265,218

Total non-current investments and other assets	2,053,524	2,242,660

Total assets	¥6,948,082	¥7,043,222

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥75,428	¥130,822
Short-term borrowings	733	15,110
Accounts payable, trade	738,783	711,323
Accrued payroll	55,917	41,666
Accrued interest	767	384
Accrued income taxes	150,327	71,822
Other current liabilities	132,048	142,203

Total current liabilities	1,154,003	1,113,330

Long-term liabilities:
Long-term debt (exclusive of current portion)	180,519	110,220
Accrued liabilities for point programs	173,136	157,739
Liability for employees’ retirement benefits	160,107	168,413
Other long-term liabilities	171,546	154,368

Total long-term liabilities	685,308	590,740

Total liabilities	1,839,311	1,704,070

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	732,592	732,610
Retained earnings	3,861,952	4,037,926
Accumulated other comprehensive income (loss)	(104,529)	(48,594)
Treasury stock, at cost	(377,168)	(377,168)
Total NTT DOCOMO, INC. shareholders’ equity	5,062,527	5,294,454
Noncontrolling interests	46,244	44,698

Total equity	5,108,771	5,339,152

Commitments and contingencies

Total liabilities and equity	¥6,948,082	¥7,043,222

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

NINE MONTHS ENDED DECEMBER 31, 2011 and 2012

Consolidated Statements of Income

	Millions of yen
	Nine Months Ended December 31, 2011	Nine Months Ended December 31, 2012
Operating revenues:
Wireless services	¥2,819,222	¥2,787,142
Equipment sales	354,932	583,653

Total operating revenues	3,174,154	3,370,795

Operating expenses:
Cost of services (exclusive of items shown separately below)	683,712	741,149
Cost of equipment sold (exclusive of items shown separately below)	477,291	581,703
Depreciation and amortization	488,590	500,493
Selling, general and administrative	780,777	845,270

Total operating expenses	2,430,370	2,668,615

Operating income	743,784	702,180

Other income (expense):
Interest expense	(2,386)	(1,246)
Interest income	1,000	1,145
Other, net	1,685	(2,854)

Total other income (expense)	299	(2,955)

Income before income taxes and equity in net income (losses) of affiliates	744,083	699,225

Income taxes:
Current	270,378	237,574
Deferred	72,113	38,096

Total income taxes	342,491	275,670

Income before equity in net income (losses) of affiliates	401,592	423,555

Equity in net income (losses) of affiliates, net of applicable taxes	(7,901)	(13,717)

Net income	393,691	409,838

Less: Net (income) loss attributable to noncontrolling interests	931	6,648

Net income attributable to NTT DOCOMO, INC.	¥394,622	¥416,486

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	41,467,601	41,467,601

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥9,516.39	¥10,043.65

Consolidated Statements of Comprehensive Income

	Millions of yen
	Nine Months Ended December 31, 2011	Nine Months Ended December 31, 2012
Net income	¥393,691	¥409,838
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(3,550)	36,143
Change in fair value of derivative instruments, net of applicable taxes	(12)	33
Foreign currency translation adjustment, net of applicable taxes	(27,053)	19,848
Pension liability adjustment, net of applicable taxes	313	(77)

Total other comprehensive income (loss)	(30,302)	55,947

Comprehensive income	363,389	465,785

Less: Comprehensive (income) loss attributable to noncontrolling interests	943	6,636

Comprehensive income attributable to NTT DOCOMO, INC.	¥364,332	¥472,421

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE MONTHS ENDED DECEMBER 31, 2011 and 2012

Consolidated Statements of Income

	Millions of yen
	Three Months Ended December 31, 2011	Three Months Ended December 31, 2012
Operating revenues:
Wireless services	¥941,444	¥942,190
Equipment sales	119,727	221,285

Total operating revenues	1,061,171	1,163,475

Operating expenses:
Cost of services (exclusive of items shown separately below)	247,125	265,444
Cost of equipment sold (exclusive of items shown separately below)	159,461	207,420
Depreciation and amortization	170,206	176,278
Selling, general and administrative	249,096	283,262

Total operating expenses	825,888	932,404

Operating income	235,283	231,071

Other income (expense):
Interest expense	(706)	(337)
Interest income	328	417
Other, net	(2,693)	2,489

Total other income (expense)	(3,071)	2,569

Income before income taxes and equity in net income (losses) of affiliates	232,212	233,640

Income taxes:
Current	74,750	72,805
Deferred	60,155	18,708

Total income taxes	134,905	91,513

Income before equity in net income (losses) of affiliates	97,307	142,127

Equity in net income (losses) of affiliates, net of applicable taxes	(2,091)	(13,180)

Net income	95,216	128,947

Less: Net (income) loss attributable to noncontrolling interests	388	1,656

Net income attributable to NTT DOCOMO, INC.	¥95,604	¥130,603

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	41,467,601	41,467,601

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥2,305.51	¥3,149.52

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three Months Ended December 31, 2011	Three Months Ended December 31, 2012
Net income	¥95,216	¥128,947
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	5,829	27,120
Change in fair value of derivative instruments, net of applicable taxes	(2)	20
Foreign currency translation adjustment, net of applicable taxes	(24,853)	17,402
Pension liability adjustment, net of applicable taxes	80	(290)

Total other comprehensive income (loss)	(18,946)	44,252

Comprehensive income	76,270	173,199

Less: Comprehensive (income) loss attributable to noncontrolling interests	385	1,670

Comprehensive income attributable to NTT DOCOMO, INC.	¥76,655	¥174,869

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NINE MONTHS ENDED DECEMBER 31, 2011 and 2012

	Millions of yen
	Nine Months Ended December 31, 2011	Nine Months Ended December 31, 2012
Cash flows from operating activities:
Net income	¥393,691	¥409,838
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization	488,590	500,493
Deferred taxes	65,486	28,858
Loss on sale or disposal of property, plant and equipment	12,460	18,766
Impairment loss on marketable securities and other investments	3,563	10,716
Equity in net (income) losses of affiliates	14,526	22,566
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	(160,584)	686,106
(Increase) / decrease in receivables held for sale	—	(579,479)
(Increase) / decrease in credit card receivables	(16,463)	(12,405)
Increase / (decrease) in allowance for doubtful accounts	4,004	(3,083)
(Increase) / decrease in other receivables	9,421	(288,045)
(Increase) / decrease in inventories	(35,634)	(54,456)
(Increase) / decrease in prepaid expenses and other current assets	(16,874)	(16,874)
(Increase) / decrease in non-current installment receivables for handsets	298	88,075
(Increase) / decrease in non-current receivables held for sale	—	(158,606)
Increase / (decrease) in accounts payable, trade	29,132	9,518
Increase / (decrease) in accrued income taxes	(79,207)	(79,297)
Increase / (decrease) in other current liabilities	25,957	5,713
Increase / (decrease) in accrued liabilities for point programs	(21,649)	(15,397)
Increase / (decrease) in liability for employees’ retirement benefits	6,455	6,779
Increase / (decrease) in other long-term liabilities	(16,636)	(22,440)
Other, net	2,080	(9,578)

Net cash provided by operating activities	708,616	547,768

Cash flows from investing activities:
Purchases of property, plant and equipment	(343,102)	(415,629)
Purchases of intangible and other assets	(180,656)	(187,026)
Purchases of non-current investments	(34,069)	(6,876)
Proceeds from sale of non-current investments	2,219	1,744
Acquisitions of subsidiaries, net of cash acquired	—	(17,237)
Purchases of short-term investments	(883,596)	(633,832)
Redemption of short-term investments	692,285	773,950
Long-term bailment for consumption to a related party	—	(80,000)
Proceeds from redemption of short-term bailment for consumption to a related party	—	90,000
Other, net	31	696

Net cash used in investing activities	(746,888)	(474,210)

Cash flows from financing activities:
Repayment of long-term debt	(171,837)	(21,475)
Proceeds from short-term borrowings	3,210	17,554
Repayment of short-term borrowings	(2,177)	(8,155)
Principal payments under capital lease obligations	(3,308)	(2,229)
Dividends paid	(223,671)	(240,209)
Contributions from noncontrolling interests	21,331	2,349
Other, net	(1,280)	(3,097)

Net cash provided by (used in) financing activities	(377,732)	(255,262)

Effect of exchange rate changes on cash and cash equivalents	(733)	43

Net increase (decrease) in cash and cash equivalents	(416,737)	(181,661)
Cash and cash equivalents at beginning of period	765,551	522,078

Cash and cash equivalents at end of period	¥348,814	¥340,417

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥247	¥1,017
Cash paid during the period for:
Interest, net of amount capitalized	2,923	1,629
Income taxes	351,819	320,439

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of presentation:

(1) General

The accompanying quarterly consolidated financial statements of NTT DOCOMO, INC. and its subsidiaries (“DOCOMO”) were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted. Since DOCOMO’s American Depositary Shares were listed on the New York Stock Exchange in March 2002, DOCOMO has prepared its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.

(2) Receivables held for sale

DOCOMO entered into a contract regarding the transfer of billing claims with NTT FINANCE CORPORATION (NTT FINANCE) in June 2012. Under the contract, DOCOMO agreed with NTT FINANCE that monthly billing claims which would be billed to subscribers mainly for DOCOMO’s telecommunications services and by providing funds for subscribers’ handset purchases on or after July 1, 2012 would be transferred, at fair value, to NTT FINANCE.

Accounts receivable for DOCOMO’s telecommunications services and installment receivables for handsets, which had not been sold to NTT FINANCE and were held for sale as at the balance sheet date, are separately presented as “Receivables held for sale” on the consolidated balance sheets. Meanwhile, DOCOMO presents cash consideration to be received for the transferred billing claims, as at the balance sheet date, as “Other receivables”.

2. Summary of significant accounting and reporting policies:

Reclassifications —

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the nine months ended December 31, 2012.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

3. Marketable securities and other investments:

“Marketable securities and other investments” as of March 31, 2012 and December 31, 2012 were as follows:

	Millions of yen
	March 31, 2012	December 31, 2012
Marketable securities
Available-for-sale	¥115,995	¥298,565
Other investments	12,394	14,572

Marketable securities and other investments	¥128,389	¥313,137

The aggregate cost, gross unrealized holding gains and losses and fair value by type of available-for-sale securities included in “Marketable securities and other investments” as of March 31, 2012 and December 31, 2012 were as follows:

	Millions of yen
	March 31, 2012
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥106,186	¥20,909	¥11,126	¥115,969
Debt securities	26	—	—	26

	Millions of yen
	December 31, 2012
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥234,604	¥64,358	¥397	¥298,565

Other investments include long-term investments in various privately held companies. The aggregate carrying amount of cost method investments included in other investments as of March 31, 2012 and December 31, 2012 were ¥12,353 million and ¥14,520 million, respectively.

In the third quarter of the fiscal year ending March 31, 2013, DOCOMO reclassified the equity securities of Philippine Long Distance Telephone Company (“PLDT”), an investee company of DOCOMO, from “Investments in affiliates” to available-for-sale securities of “Marketable securities and other investments.” DOCOMO no longer exercises significant influence over PLDT as DOCOMO’s voting interest in PLDT decreased to approximately 9%, following the PLDT’s issuance of voting preferred stocks in response to the final resolution by the Supreme Court of the Philippines regarding the computation of Filipino-alien equity requirement of public utilities companies.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

4. Equity:

Effective May 1, 2006, the Corporate Law of Japan provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the board of directors, if the articles of incorporation provide for such interim cash dividends and (iii) an amount equal to at least 10% of decrease in retained earnings by dividends payment be appropriated from retained earnings to a legal reserve up to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders.

In the general meeting of shareholders held on June 19, 2012, the shareholders approved cash dividends of ¥116,109 million or ¥2,800 per share, payable to shareholders recorded as of March 31, 2012, which were declared by the board of directors on April 27, 2012. The source of dividends was “Retained earnings.” DOCOMO started paying the dividends on June 20, 2012.

On October 26, 2012, the board of directors declared cash dividends of ¥124,403 million or ¥3,000 per share, payable to shareholders recorded as of September 30, 2012. The source of dividends will be “Retained earnings”. DOCOMO started paying the dividends on November 19, 2012.

In order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment, DOCOMO acquires treasury stock.

With regard to the acquisition of treasury stock, the Corporate Law of Japan provides that (i) it can be done according to the resolution of the general meeting of shareholders, and (ii) the acquisition of treasury stock through open market transactions can be done according to the resolution of the board of directors if the articles of incorporation contain such a provision. The provision is stipulated in DOCOMO’s articles of incorporation.

Issued shares and treasury stock —

The changes in the number of issued shares and treasury stock were as follows.

DOCOMO has not issued shares other than shares of its common stock.

	Number of issued shares	Number of treasury stock
As of March 31, 2011	43,650,000	2,182,399

As of December 31, 2011	43,650,000	2,182,399

As of March 31, 2012	43,650,000	2,182,399

As of December 31, 2012	43,650,000	2,182,399

DOCOMO did not repurchase shares for the nine months ended December 31, 2011 and 2012.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Per share data —

Per share data is as follows:

	Yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2012
Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥9,516.39	¥10,043.65

	Yen
	Three months ended December 31, 2011	Three months ended December 31, 2012
Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥2,305.51	¥3,149.52

	Yen
	March 31, 2012	December 31, 2012
NTT DOCOMO, INC. shareholders’ equity per share	¥122,083.91	¥127,676.88

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

5. Segment reporting:

DOCOMO’s chief operating decision maker (“CODM”) is its board of directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information derived from DOCOMO’s internal management reports. Accounting policies used to determine segment profit or loss and segment assets are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP. There were no transactions between the operating segments.

DOCOMO has five operating segments, which consist of mobile phone business, credit services business, home shopping services business, internet connection services business for hotel facilities, and miscellaneous businesses. The mobile phone business includes mobile phone services (Xi services, FOMA services, and mova services), packet communications services, satellite mobile communications services, international services and the equipment sales related to these services. Credit services business primarily includes DCMX services. Home shopping services business includes home shopping services business provided primarily through TV media. Internet connection services business for hotel facilities includes high-speed internet connection services for hotel facilities, which are provided in many countries in the world, mainly Asia and Europe. The miscellaneous businesses primarily includes advertisement services, development, sales and maintenance of IT systems. DOCOMO terminated mova services on March 31, 2012.

Due to its quantitative significance, only the mobile phone business qualifies as a reportable segment and therefore is disclosed as such. The remaining four operating segments are each quantitatively insignificant and therefore combined and disclosed as “all other businesses.”

	Millions of yen
Three months ended December 31, 2011	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥1,027,758	¥33,413	¥1,061,171
Operating expenses	790,576	35,312	825,888

Operating income (loss)	¥237,182	¥(1,899)	¥235,283

	Millions of yen
Three months ended December 31, 2012	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥1,108,863	¥54,612	¥1,163,475
Operating expenses	870,790	61,614	932,404

Operating income (loss)	¥238,073	¥(7,002)	¥231,071

	Millions of yen
Nine months ended December 31, 2011	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥3,078,603	¥95,551	¥3,174,154
Operating expenses	2,328,574	101,796	2,430,370

Operating income (loss)	¥750,029	¥(6,245)	¥743,784

	Millions of yen
Nine months ended December 31, 2012	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥3,237,564	¥133,231	¥3,370,795
Operating expenses	2,512,711	155,904	2,668,615

Operating income (loss)	¥724,853	¥(22,673)	¥702,180

DOCOMO does not disclose geographical information since the amounts of operating revenues generated outside Japan are immaterial.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

6. Contingencies:

Litigation —

DOCOMO is involved in litigation and claims arising in the ordinary course of business. Management believes that no litigation or claims outstanding, pending or threatened against DOCOMO would have a materially adverse effect on its results of operations, cash flows or financial position.

Guarantees —

DOCOMO enters into agreements in the ordinary course of business that provide guarantees for counterparties. These counterparties include subscribers, related parties, foreign wireless telecommunications service providers and other business partners.

DOCOMO provides subscribers with guarantees for product defects of cellular phone handsets sold by DOCOMO, but DOCOMO is provided with similar guarantees by the handset vendors and no liabilities were recognized for these guarantees.

Though the guarantees or indemnifications provided in transactions other than those with the subscribers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DOCOMO could be claimed for is not specified in almost all of the contracts. Historically, DOCOMO has not made any significant guarantee or indemnification payments under such agreements. DOCOMO estimates the fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

7. Fair value measurements:

Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value according to observability. The inputs are described as follows:

Level 1—quoted prices in active markets for identical assets or liabilities

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability

Level 3—unobservable inputs for the asset or liability

DOCOMO also distinguishes assets and liabilities measured at fair value every period on a recurring basis from those measured on a nonrecurring basis under specific situation.

(1) Assets and liabilities measured at fair value on a recurring basis

DOCOMO’s assets and liabilities measured at fair value on a recurring basis include available-for-sale securities and derivatives.

DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at March 31, 2012 and December 31, 2012 were as follows:

	Millions of yen
	March 31, 2012
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥51,808	¥51,808	¥—	¥—
Equity securities (foreign)	64,161	64,161	—	—
Debt securities (foreign)	30	30	—	—

Total available-for-sale securities	115,999	115,999	—	—

Total	¥115,999	¥115,999	¥—	¥—

Liabilities:
Derivatives
Foreign exchange forward contracts	¥1	¥—	¥1	¥—
Foreign currency option contracts	1,096	—	1,096	—

Total derivatives	1,097	—	1,097	—

Total	¥1,097	¥—	¥1,097	¥—

There were no transfers between Level 1 and Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

	Millions of yen
	December 31, 2012
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥50,838	¥50,838	¥—	¥—
Equity securities (foreign)	247,727	247,727	—	—
Debt securities (foreign)	30	30	—	—

Total available-for-sale securities	298,595	298,595	—	—

Derivatives
Foreign exchange forward contracts	1	—	1	—

Total derivatives	1	—	1	—

Total	¥298,596	¥298,595	¥1	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥353	¥—	¥353	¥—

Total derivatives	353	—	353	—

Total	¥353	¥—	¥353	¥—

There were no transfers between Level 1 and Level 2.

Available-for-sale securities

Available-for-sale securities include marketable equity securities and debt securities, which are valued using quoted prices in active markets for identical assets. Therefore, these securities are classified as Level 1.

Derivatives

Derivative instruments are foreign exchange forward contracts and foreign currency option contracts, which are measured using valuation provided by financial institutions based on observable market data. Therefore, these derivatives are classified as Level 2.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(2) Assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis and are not included in the table above. Changes of fair value in such assets and liabilities typically result from impairments.

DOCOMO may be required to measure fair value of long-lived assets, equity securities whose fair values are not readily determinable, and other assets or liabilities on a nonrecurring basis.

DOCOMO uses valuation methods such as a discounted cash flow method and market approach techniques in order to determine the fair value of assets classified as Level 3. DOCOMO selects a valuation method which best reflects the nature, characteristics, and risks of each asset, and also determines the unobservable inputs using the best and most relevant data available. DOCOMO verifies the appropriateness of valuation methods and unobservable inputs, and may use third-party pricing information to evaluate the appropriateness of our valuation during the verification processes.

DOCOMO’s assets that were measured at fair value on a nonrecurring basis for the nine and three months ended December 31, 2011 were as follows.

	Millions of yen
	Nine months ended December 31, 2011
	Total	Level 1	Level 2	Level 3	gains (losses)
Assets:
Goodwill	¥3,897	¥—	¥—	¥3,897	¥(6,310)
Long-lived assets	353	—	—	353	(706)

	Millions of yen
	Three months ended December 31, 2011
	Total	Level 1	Level 2	Level 3	gains (losses)
Assets:
Goodwill	¥3,897	¥—	¥—	¥3,897	¥(6,310)
Long-lived assets	353	—	—	353	(706)

Goodwill

Fair value of the reporting unit is measured based on discounted cash flow method in combination with a market approach using unobservable inputs. Therefore, it is classified as Level 3.

Long-lived assets

With the recognition of impairment loss, fair value is measured based on discounted cash flow method using unobservable inputs. Therefore, it is classified as Level 3.

DOCOMO’s assets that were measured at fair value on a nonrecurring basis for the nine and three months ended December 31, 2012 were as follows.

	Millions of yen
	Nine months ended December 31, 2012
	Total	Level 1	Level 2	Level 3	gains (losses)
Assets:
Receivables held for sale	¥728,981	¥—	¥728,981	¥—	¥(8,386)
Investments in affiliates	3,211	—	—	3,211	(19,076)

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

	Millions of yen
	Three months ended December 31, 2012
	Total	Level 1	Level 2	Level 3	gains (losses)
Assets:
Receivables held for sale	¥405,091	¥—	¥405,091	¥—	¥(6,991)
Investments in affiliates	3,211	—	—	3,211	(19,076)

Receivables held for sale

Receivables held for sale are measured at the lower of cost or fair value in the consolidated balance sheets.

Receivables held for sale are classified as Level 2. DOCOMO measures the fair value of the receivables held for sale by discounting, at LIBOR-based discount rates, future cash flows estimated while taking into account factors such as default probabilities and loss severity of similar trade receivables.

Investments in affiliates

Investments in affiliates are measured based on discounted cash flow method using unobservable inputs as a decline in value is other than temporary. Therefore, it is classified as Level 3.

DOCOMO’s assets that were measured at fair value on a nonrecurring basis in Level 3 for the nine and three months ended December 31, 2012 comprised the following:

	Millions of yen
	Nine months ended December 31, 2012
	Fair value	Valuation technique	Significant Unobservable input	Input value
Assets:
Investments in affiliates	3,211	Discounted cash flow method	Weighted average cost of capital	15.9%

	Millions of yen
	Three months ended December 31, 2012
	Fair value	Valuation technique	Significant Unobservable input	Input value
Assets:
Investments in affiliates	3,211	Discounted cash flow method	Weighted average cost of capital	15.9%

8. Subsequent event:

There were no significant subsequent events to be disclosed.